Ryan Charles
Vice President, General Counsel
Office: (520) 806-7600
2949 E. Elvira Rd. Suite 101
Tucson, AZ 85756

July 10, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Davis Variable Account Fund, Inc. File Nos.: 811-09293, 333-76407

Ladies and Gentlemen:
Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing via the EDGAR system is a preliminary proxy statement, Notice of Special Meeting of Shareholders, proxy card, and other soliciting material ("Proxy Materials") for a Special Meeting of Davis Financial Portfolio ("Fund") Shareholders to be held on October 18, 2017.
The proposal for consideration by shareholders of the Fund is as follows:
1.	To change the classification of the Fund from a "diversified" company to a "non-diversified" company.
No fees are required in connection with this filing. Definitive copies of the Proxy Materials will be distributed to shareholders on or about August 18, 2017. Should you have any questions or comments, please contact the undersigned at (520) 434-3778.

Sincerely,
/s/ Ryan Charles
Ryan Charles